UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________
FORM 11-K
_____________________

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number 000-14798

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

American Woodmark Corporation
Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American Woodmark Corporation
561 Shady Elm Road
Winchester, VA 22602

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
To the Plan Participants, Plan Administrator and Pension Committee
American Woodmark Corporation Retirement Savings Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of American Woodmark Corporation Retirement Savings Plan (the Plan) as of December 31, 2019, the related statements of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes to the financial statements (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2020.

/s/ Yount, Hyde & Barbour, P.C.
Winchester, Virginia
June 29, 2020

Report of Independent Registered Public Accounting Firm
To the Plan Participants, Plan Administrator and Pension Committee
American Woodmark Corporation Retirement Savings Plan:

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the American Woodmark Corporation Retirement Savings Plan (the Plan) as of December 31, 2018, the related statement of changes in net assets available for benefits for the year then ended and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We served as the Plan’s auditor from 2004 to 2019.

McLean, Virginia
June 28, 2019

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

	2019	2018
ASSETS
Investments at fair value:
Cash	$115,828	$6,848
Collective fund	7,439,657	2,992,650
Mutual funds	189,464,088	113,349,460
American Woodmark Corporation Stock Fund:
Money market fund	914,806	622,183
Common stock - American Woodmark Corporation	58,201,097	34,708,685
Total investments, at fair value	256,135,476	151,679,826

Receivables:
Employer’s contributions	162,602	76,804
Notes receivable from participants	8,878,678	6,993,786
Total receivables	9,041,280	7,070,590

Net assets available for benefits	$265,176,756	$158,750,416

See accompanying notes to financial statements.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2019 and 2018

	2019	2018
ADDITIONS TO ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation (depreciation) in fair value of investments	$58,174,995	$(57,270,554)
Interest and dividends	5,171,035	3,487,546
Total investment income (loss)	63,346,030	(53,783,008)

Interest on notes receivable from participants	515,936	391,745

Contributions:
Participants’ contributions	14,375,472	10,319,718
Rollovers	1,166,201	556,603
Employer’s contributions	15,340,692	11,095,285
Total contributions	30,882,365	21,971,606

DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
Benefits paid to participants	(26,478,824)	(16,023,258)
Administrative expenses	(379,064)	(275,217)
Total deductions	(26,857,888)	(16,298,475)

Net increase (decrease) in net assets available for benefits	67,886,443	(47,718,132)

Net assets available for benefits at beginning of year	158,750,416	206,468,548

Transfers into the plan	38,539,897	—

Net assets available for benefits at end of year	$265,176,756	$158,750,416

See accompanying notes to financial statements.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2019 and 2018

(1)	Description of the Plan
The following description of the American Woodmark Corporation Retirement Savings Plan (“the Plan”) provides only general information. A complete description of the Plan provisions, including those relating to participation, vesting and benefits, is contained in the Plan document.

(a)	General

The Plan is a defined contribution plan that covers all hourly and salaried non-union employees of American Woodmark Corporation (“the Corporation”) upon meeting certain eligibility requirements. Eligible participants include all employees participating in the Plan prior to January 1, 2002, and employees who after December 31, 2001 have reached the age of 18 and have been employed by the Corporation for at least five consecutive months. Employees who are eligible participants are automatically enrolled at a contribution percentage of 4% if hired after December 31, 2012 and before January 1, 2019 and 3% if hired after December 31, 2018. Enrollment is on the first day following the completion of five consecutive months of service. Beginning January 1, 2021, the contribution rate for participants that have an eligibility start date of January 1, 2019 and thereafter will automatically escalate by 1%. The automatic escalation will continue at the rate of 1% per calendar year, up to a contribution rate cap of 8%. New hires have the option to opt out of participating in the plan during their initial enrollment period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Newport Trust Company is the trustee of the Plan.

(b)	Plan Merger

On January 1, 2019, the Plan merged with the RSI Home Products 401K Retirement Savings Plan (“RSI Plan”) to transfer all assets of the RSI Plan into the Plan. In total, 1,566 participants and $38,539,897 in assets were transferred into the Plan.

Participants who transferred from the RSI Plan effective January 1, 2019 will be eligible for a profit sharing contribution as of April 30, 2020.

(c)	Contributions

The Plan allows participants to contribute up to 100% of their annual compensation excluding extraordinary remuneration not generally received by the participants as a class. The statutory maximum amount of contributions allowed was $19,000 and $18,500 for the years ended December 31, 2019 and December 31, 2018, respectively. Participants who are 50 years or older on the last day of the Plan year are eligible to contribute an additional catch-up contribution up to the limit imposed by law. The catch-up limit for 2019 and 2018 was $6,000. Participants may elect to invest their contributions in the investment options made available by the Corporation. The accounts of participants who have not made investment elections are automatically invested in the applicable Vanguard Target Retirement fund.

The Corporation makes matching contributions equal to 100% of each participant’s salary reduction contribution up to the first 4% of the participant’s annual compensation. All matching contributions by the Corporation are made in cash by the Corporation.

The Corporation also makes profit sharing contributions to each eligible participant in the Plan equal to 3% of the Corporation’s net income for fiscal years in which the Corporation’s net income exceeds $0 in total but is less than or equal to $20 million, 4% of the Corporation’s net income for fiscal years in which the Corporation’s net income exceeds $20 million but is less than or equal to $30 million, and 5% of the Corporation’s net income for fiscal years in which the Corporation’s net income exceeds $30 million, divided by the number of eligible employees. These contributions are made in the form of the Corporation’s common stock. Profit sharing contributions made in 2019 and 2018 were $3,788,960 and $3,754,190, respectively. Additional incentive contributions may be made at the option of the Corporation’s board of directors, however none were made in 2019 or 2018.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2019 and 2018

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and the related matching contribution, an allocation of the Corporation’s profit sharing, and incentive contributions and Plan earnings. Allocations of income (losses) attributable to investment funds are made proportionately based upon account balances to each participant’s account. Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Corporation contributions or pay administrative expenses of the Plan. At December 31, 2019 and 2018, the balance of forfeited non-vested accounts was $7,644 and $3,470, respectively. In 2019 and 2018, employer contributions were reduced by $131,124 and $16,756, respectively, from forfeited non-vested accounts.

(e)	Vesting

Participants are immediately vested in their contributions and the Corporation’s contributions plus actual earnings thereon.

(f)	Loans

Participants are allowed to take out loans from their vested balances. The minimum loan amount is $1,000 and only one loan can be outstanding at any time. The maximum loan amount is equal to the lesser of 50% of the participant’s vested account or $50,000 in accordance with the Department of Labor’s regulations. Loan payments are made through payroll deductions with interest based on the prime interest rate as listed in the Wall Street Journal on the first day of the calendar quarter in which the loan is made plus 2%. Loans must be repaid over a period not to exceed five years. Loans transferred from the RSI Plan merger may be longer than five years for the purchase of a primary residence and generally bear interest at a rate commensurate with the rates that a bank or other professional lender would charge for making a loan in a similar circumstance.

(g)	Payment of Benefits

Upon termination of service a participant may receive a lump-sum amount equal to the vested balance of their account or leave the vested balance in the Plan up to the Plan year in which the participant reaches age 65.

(h)	Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to amend, modify, suspend, or terminate the Plan. In the event of termination of the Plan, participants would become fully vested in their account balances.

(i)	Investment Options

Participants in the Plan may direct their individual contributions into any of the investment options offered by the Plan. The Plan currently provides that the Corporation’s matching contributions are invested in the employee’s current investment elections. The Corporation’s profit sharing contributions are automatically invested in the Corporation’s common stock, which is held by the American Woodmark Corporation Stock Fund (“the Stock Fund”). The Plan allows participants to diversify their matching and profit sharing contributions out of the Stock Fund.

(j)	Administrative Expenses

The Corporation pays for all recordkeeping services less any reimbursements to the Plan from the participating mutual funds, trustee and custodial fees for the Corporation’s common stock. All other expenses are paid by the Plan.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2019 and 2018

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

Investments are stated at fair value. The fair value of mutual funds is based on quoted market prices on the last business day of the Plan year. The fair value of the Corporation’s common stock within the Stock Fund is based on the closing price on the last business day of the Plan year. Participants own units of the Stock Fund, not shares of the Corporation’s common stock. The collective funds are valued by applying the Plan’s ownership percentage in the fund to the fund’s net asset value at the valuation date as a practical expedient of fair value. Money market fund balances are valued based on redemption values on the last business day of the Plan year.

The Stock Fund consists of the Plan’s investment in the Corporation’s common stock and a money market fund.
In accordance with the Plan’s policy of stating investments at fair value, the amount reflected as the net appreciation in fair value of investments represents the change in fair value as compared to cost and realized gains and losses, with cost determined using the average cost method. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan’s investments, in general, are exposed to various risks, including interest rate, credit and overall market volatility risks. In addition, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Included in investments at December 31, 2019 and 2018, are shares of American Woodmark Common stock amounting to $58,201,097 and $34,708,685, respectively.  This investment represents 22% of total investments at December 31, 2019 and 2018.  A significant decline in the market value of American Woodmark stock would significantly affect the net assets available for benefits.

(c)	Notes receivable from participants

Notes receivable from participants (loans) are carried at their unpaid principal plus accrued and unpaid interest. Delinquent participant loans are considered in default and treated as a distribution to the participant.

(d)	Benefit Payments

Benefit payments are recorded upon distribution.

(e)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(f)	Recent Accounting Pronouncements

In July 2018, the FASB issued ASU 2018-09, Codification Improvements. ASU 2018-09 provides amendments to a wide variety of topics in the FASB’s ASC. Specific to employee benefit plans, this ASU includes an amendment to Subtopic 962-325, Plan Accounting--Defined Contribution Pension Plans--Investments--Other. This amendment updates the consideration for whether a certain type of investment should be considered to be eligible

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2019 and 2018

to use the net asset value per share practical expedient when there is actually a readily determinable fair value. Investments that have a readily determinable fair value are precluded from using the net asset value per share practical expedient and should be included in the fair value hierarchy disclosure. ASU 2018-09 will be effective for the Plan’s fiscal year beginning after December 15, 2019. The provisions of ASU 2018-09 are not expected to have a material impact on the Plan’s fair value disclosures, nor an impact on the fair value measurements of the investments.

(3)	Fair Value Measurements
The Plan’s investments are carried at fair value using a three-level valuation hierarchy for fair value measurement. These levels are described below:
Level 1 – Investments with quoted prices for identical assets or liabilities in active markets.
Level 2 – Investments with observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 – Investments with unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Financial assets and liabilities measured at fair value on a recurring basis are as follows:

	Fair Value Measurements as of December 31, 2019

	Level 1	Level 2	Level 3	Total
Cash	$115,828	$—	$—	$115,828
Mutual funds	189,464,088	—	—	189,464,088
Collective funds	—	7,439,657	—	7,439,657
American Woodmark Corporation stock fund:
Money market fund	—	914,806	—	914,806
American Woodmark Corporation common stock	—	58,201,097	—	58,201,097
Total American Woodmark Corporation stock fund	—	59,115,903	—	59,115,903
Total investments	$189,579,916	$66,555,560	$—	$256,135,476

	Fair Value Measurements as of December 31, 2018

	Level 1	Level 2	Level 3	Total
Cash	$6,848	$—	$—	$6,848
Mutual funds	113,349,460	—	—	113,349,460
Collective funds	—	2,992,650	—	2,992,650
American Woodmark Corporation stock fund:
Money market fund	—	622,183	—	622,183
American Woodmark Corporation common stock	—	34,708,685	—	34,708,685
Total American Woodmark Corporation stock fund	—	35,330,868	—	35,330,868
Total investments	$113,356,308	$38,323,518	$—	$151,679,826

There were no transfers between Level 1 or Level 2 during 2019 and 2018. There were no liabilities measured at fair value on a recurring basis.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2019 and 2018

(4)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2019 and 2018:

	December 31,
	2019	2018

Net assets available for benefits per the financial statements	$265,176,756	$158,750,416
Less amounts allocated to withdrawing participants	(3,008,195)	(1,415,293)
Net assets available for benefits per the Form 5500	$262,168,561	$157,335,123

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2019 and 2018:

	December 31,
	2019	2018

Benefits paid to participant per the financial statements	$26,478,824	$16,023,258
Plus amounts allocated on Form 5500 to withdrawing participants and benefit payments pending distribution at end of the year	3,008,195	1,415,293
Less amounts allocated on Form 5500 to withdrawing participants and benefit payments pending distribution at beginning of the year	(1,415,293)	(660,681)
Benefits paid to participants per the Form 5500	$28,071,726	$16,777,870

Amounts allocated to withdrawing participants and benefit payments pending distribution are recorded on the Form 5500 for benefit claims that have been processed and approved for payment by the Corporation prior to December 31 but not yet paid as of that date.

(5)	Related-Party Transactions
During 2019 and 2018, the Plan received no dividends from the Corporation. Certain administrative services are provided by the Corporation without cost to the Plan; while all out-of-pocket administrative expenses are paid by the Plan. Loans to participants, which are considered parties-in-interest, were granted throughout the year as part of normal plan operations.

(6)	Federal Income Taxes
The Internal Revenue Service (“IRS”) determined and informed the Corporation by a letter dated August 21, 2015 that the Plan, as amended, qualified under Section 401 of the Internal Revenue Code (“IRC”). The Trust established under the Plan is tax exempt under Section 501. The plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. generally accepted accounting principles require management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2019 and 2018

(7)	Subsequent Events
Effective April 1, 2020 all hourly and salaried union employees may become a participant in the Plan upon satisfying eligibility requirements.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") was enacted. The CARES Act is a stimulus package that is a part of a series of bills meant to address the economic uncertainties associated with COVID-19. Effective April 6, 2020, the Plan adopted the applicable CARES Act provision for coronavirus-related distributions, subject to certain restrictions, that allows a repayment or rollover right during the three-year period beginning the day after the distribution date.

On April 10, 2020 the Company changed the employer match contribution frequency from a per pay period basis to an annual basis for the remainder of the current plan year. Beginning January 1, 2021 the employer match contribution will be made on a per pay period basis.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2019

Identity of issuer, borrower, lessor, or similar party	Description of investment	Number of shares or units, Par or face amount, rate of interest, maturities	Current value
Cash:
M&T Investment Group	Non-Interest Bearing Cash	115,828	$115,828
Wilmington Fund	Wilmington U.S. Government Money Market	914,806 shares of money market fund, pays interest at 1.87%	914,806
	Total		1,030,634

Wilmington Collective Funds	Wilmington Trust Retirement and Institutional Services Company Collective Investment Trust	384,123	7,439,657

Mutual Funds:
Legg Mason Funds	Legg Mason Global Asset Management Trust	153,214	1,636,327
American Funds	EuroPacific Growth	12,721	706,656
Vanguard Funds	Vanguard Institutional Target Retire Income	5,527	125,023
Invesco Funds	Invesco Oppenheimer Developing Markets	25,981	1,184,752
Blackrock Funds	Blackrock Equity Dividend	102,524	2,130,446
Metropolitan West	Metropolitan West Total Return Bond Fund Plan	211,689	2,178,276
Vanguard Funds	Vanguard Total Intl Stock Index Admiral	102,101	3,049,759
Vanguard Funds	Vanguard Total Bond Market Index Adm	254,034	2,807,073
Fidelity Funds	Fidelity Small Cap Value	157,582	2,414,150
Vanguard Funds	Vanguard Small Cap Growth	58,986	4,121,327
JP Morgan Funds	JP Morgan Large Cap Growth	173,076	7,212,075
Vanguard Funds	Vanguard Total Stock Market Index Fund Admiral	119,205	9,499,408
Vanguard Funds	Vanguard REIT Index Fund Admiral Shares	10,959	1,441,963
Vanguard Funds	Vanguard Target Retirement 2015	56,850	1,306,972
Vanguard Funds	Vanguard Target Retirement 2020	543,341	13,099,950
Vanguard Funds	Vanguard Target Retirement 2025	1,228,162	30,372,454
Vanguard Funds	Vanguard Target Retirement 2030	1,068,755	26,847,120
Vanguard Funds	Vanguard Target Retirement 2035	916,687	23,375,512
Vanguard Funds	Vanguard Target Retirement 2040	728,034	18,841,512
Vanguard Funds	Vanguard Target Retirement 2045	553,733	14,496,728
Vanguard Funds	Vanguard Target Retirement 2050	365,785	9,590,872
Vanguard Funds	Vanguard Target Retirement 2055	287,042	7,554,942
Vanguard Funds	Vanguard Target Retirement 2060	199,172	5,250,169
Vanguard Funds	Vanguard Target Retirement 2065	9,139	220,622
	Total	7,344,299	189,464,088

*American Woodmark Corporation	Common Stock	556,895	58,201,097

* Participants' loans	Notes receivable from participants	Rates of interest ranging from 4.25% to 10.75%; Loan maturities ranging from 1 to 30 years	8,878,678

	Total		$265,014,154

* Party-in-interest
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the American Woodmark Corporation Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Date: June 29, 2020	By: _/s/ M. Scott Culbreth____________
M. Scott Culbreth
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Yount, Hyde & Barbour, P.C. (Filed herewith)

23.2	Consent of KPMG LLP (Filed herewith)